

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

> **Re: Iron Bridge Mortgage Fund, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 4**
> **Filed November 25, 2024**
> **File No. 024-11984**

Dear Gerard Stascausky:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-qualification Amendment No. 4 to Offering Statement on Form 1-A filed November 25, 2024

Offering Circular Summary, page 2

1. We note your revision in response to prior comment 9. Please revise your summary to clearly disclose the management fees for the last two fiscal years.

Distribution Reinvestment, page 3

2. We note your response to prior comment 5 and are still considering the mechanics of your dividend reinvestment program and may have further comments.

Business
Calculation of NAV, page 44

3. We note that your response to prior comment 3 includes disclosure about the company's use of NAV and its NAV per unit as of September 30, 2024 and

October 31, 2024. Please provide us, on a supplemental basis, with a template for your NAV disclosures and additional information of when the company began to use NAV.

General

4.   We note that your response to prior comment 20 relating to the Investment Company Act of 1940 (the "Investment Company Act") did not address any subsidiaries. Please confirm that you have no subsidiaries.

5.   We note that, in your response to prior comment 20, you state that you attached your balance sheet as of September 30, 2024. Please provide this balance sheet as no such attachment was filed.

6.   In prior comment 20, we asked for a detailed legal analysis of your reliance on Section 3(c)(5)(C) of the Investment Company Act. However, you only provided analysis relating to subpart (C). Please provide similar analysis in the context of the introduction to Section 3(c)(5) (*i.e.*, "Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates…").

7.   In your response to prior comment 20, you note that you intend to treat "mortgage interest receivable" and "mortgage loans receivable" as qualifying interests in the context of Section 3(c)(5)(C) of the Investment Company Act and include a citation to *Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments* (Investment Company Act Release No. 29778 (August 31, 2011)) (the "2011 Release"). The 2011 Release, however, refers to "loans or liens fully secured by real estate." Please clarify how you define "mortgage interest receivable" and "mortgage loans receivable" in the context of Section 3(c)(5)(C) and whether they are the same as "loans or liens fully secured by real estate" as set forth in the 2011 Release and other applicable precedent." For example, please explain why you record these assets as "receivables" and why you distinguish between loans and interest.

8.   In light of your response to prior comment 20, and subject to your response to question [4] above, please revise your risk factors to clearly state that you will treat real estate loans as qualifying interests only when they are fully secured by real estate. In addition, we note that your financial statements state that part of your business is "making and arranging various types of loans…all of which are or will be secured, in whole or in part, by real or personal property." This is inconsistent with your response to prior comment 20, which states that "mortgage interest receivable" and "mortgage loans receivable" are fully secured by real estate. Please clarify which statement is correct and revise the Offering Statement accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alison Pear